Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

CONTINUING CONNECTED TRANSACTION UNDER THE 2023 SERVICES PURCHASING AGREEMENT

INTRODUCTION

Reference is made to the section headed “Connected Transactions” in the Listing Document, in relation to, among others, the continuing connected transactions contemplated under the 2022 Services Purchasing Agreement.

The Group has renewed the 2022 Services Purchasing Agreement by entering into the 2023 Services Purchasing Agreement with Ping An on February 10, 2023 for a term commencing from February 10, 2023 to December 31, 2023.

LISTING RULES IMPLICATIONS

Ping An (which through its subsidiaries holds approximately 32.12% of the issued share capital of the Company as at the date of this announcement based on public information available to the Company) is a controlling shareholder of the Company, and thus Ping An is a connected person of the Company for the purpose of the Listing Rules. Accordingly, the transactions contemplated under the 2023 Services Purchasing Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the annual cap for the 2023 Services Purchasing Agreement is more than 0.1% but less than 5%, the transactions contemplated thereunder are subject to reporting, announcement and annual review requirements but are exempt from the requirement of independent Shareholders’ approval under Chapter 14A of the Listing Rules.

INTRODUCTION

Reference is made to the section headed “Connected Transactions” in the Listing Document, in relation to, among others, the continuing connected transactions contemplated under the 2022 Services Purchasing Agreement.

The Group has renewed the 2022 Services Purchasing Agreement by entering into the 2023 Services Purchasing Agreement with Ping An on February 10, 2023 for a term commencing from February 10, 2023 to December 31, 2023.

2023 SERVICES PURCHASING AGREEMENT

Principal terms

Shenzhen OneConnect, a consolidated affiliated entity of the Company, entered into the 2023 Services Purchasing Agreement with Ping An on February 10, 2023, pursuant to which Ping An shall provide certain services to the Group, including financial service solution services, administrative services, risk control services and human resources services. The term of the 2023 Services Purchasing Agreement commenced on February 10, 2023 and will end on December 31, 2023. The service fees payable by Shenzhen OneConnect to Ping An under the 2023 Services Purchasing Agreement amount to RMB3.22 million and is expected to be paid quarterly in four equal installments.

Reasons for the transaction

Since its establishment, the Company has been purchasing a variety of services from Ping An to satisfy its business and operational needs. Owing to the strategic business relationship, Ping An has acquired a comprehensive understanding of the Group’s business and operational requirements and established a great foundation for mutual trust. Taking into consideration the Group’s previous purchasing experience with Ping An, the Group believes that Ping An is capable of fulfilling the Group’s demands efficiently and reliably with a stable and high-quality supply of services, and entering into the 2023 Services Purchasing Agreement would minimize disruption to the Company’s operation and internal procedures. In addition, it would be more cost-effective for the Company to leverage the mature infrastructure and resources already built by Ping An and outsource procedural services to Ping An, instead of developing the same in-house and maintaining its own headcounts to perform such services.

Pricing basis

The service fees payable under the 2023 Services Purchasing Agreement is determined on a cost-plus basis, representing costs plus a mark-up rate of 5%, and taking into account factors such as the number, skill set and expertise of the personnel and other resources required for the provision of the relevant service by Ping An.

Historical amounts

The transaction amounts with Ping An in respect of the above purchase of services for each of the three years ended December 31, 2022 were RMB5.5 million, RMB5.1 million and RMB3.7 million, respectively.

Annual cap and basis of cap

The annual cap of the services fees payable by the Group under the 2023 Services Purchasing Agreement for the year ending December 31, 2023 will be RMB3.22 million. The annual cap is determined with reference to the service fees payable by Shenzhen OneConnect to Ping An under the 2023 Services Purchasing Agreement.

INFORMATION ON THE PARTIES

The Group is a technology-as-a-service provider for the financial services industry in China with an expanding international presence. The Company provides integrated technology solutions to financial institutional customers, including digital banking solutions and digital insurance solutions. The Company also provides digital infrastructure for financial institutions through the Gamma Platform. The Company’s solutions and platform help financial institutions expedite their digital transformation and ensure their sustainability.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services ecosystem. In addition, the Company has successfully served overseas financial institutions with its technology solutions.

Shenzhen OneConnect is a consolidated affiliated entity of the Company. It is a limited liability company established in the PRC, and its principal business activities are software and technology services.

Ping An is a joint-stock limited company established in the PRC with limited liability, and its shares have been listed on the Main Board of the Stock Exchange since 2004, and on the Shanghai Stock Exchange since 2007. Ping An Group is a financial services group which holds a full suite of financial services licenses and its operations span across insurance, banking, asset management and technology businesses.

OPINION FROM THE BOARD

The Directors (including the independent non-executive Directors) are of the view that the terms of the 2023 Services Purchasing Agreement were determined after arm’s length negotiation, and the transactions contemplated thereunder (including the annual cap for the year ending December 31, 2023) are conducted in the ordinary and usual course of business of the Group and are on normal commercial terms, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Ms. Sin Yin Tan (a non-executive Director of the Company and an executive director of Ping An) and Ms. Xin Fu (a non-executive Director of the Company and the chief operating officer and director of the strategic development center of Ping An Group) have abstained from voting on the Board resolutions approving the 2023 Services Purchasing Agreement and the transactions contemplated thereunder. Save and except for the aforesaid, none of the other Directors has any material interest in the transactions contemplated under the 2023 Services Purchasing Agreement.

LISTING RULES IMPLICATIONS

Ping An (which through its subsidiaries holds approximately 32.12% of the issued share capital of the Company as at the date of this announcement based on public information available to the Company) is a controlling shareholder of the Company, and thus Ping An is a connected person of the Company for the purpose of the Listing Rules. Accordingly, the transactions contemplated under the 2023 Services Purchasing Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the annual cap for the 2023 Services Purchasing Agreement is more than 0.1% but less than 5%, the transactions contemplated thereunder are subject to reporting, announcement and annual review requirements but are exempt from the requirement of independent Shareholders’ approval under Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings.

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors of the Company

“Company”	OneConnect Financial Technology Co., Ltd. (壹賬通金融科技有限公司), a limited liability company incorporated in the Cayman Islands listed on the New York Stock Exchange (stock ticker: OCFT) and the Hong Kong Stock Exchange (stock code: 6638)

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries and consolidated affiliated entities

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Document”	the listing document of the Company dated June 28, 2022

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Ping An”

Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318), and a controlling shareholder of the Company

“Ping An Group”	Ping An and its subsidiaries

“PRC” or “China”	the People’s Republic of China and, for the purpose of this announcement only, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	ordinary share(s) in the share capital of the Company

“Shareholder(s)”	the holder(s) of the Shares

“Shenzhen OneConnect”	Shenzhen OneConnect Smart Technology Co., Ltd. (深圳壹賬通智能科技有限公司), a limited liability company established under the laws of the PRC and a consolidated affiliated entity of the Company

“Stock Exchange” or “Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiaries”	has the meaning as ascribed to it under the Listing Rules

“2022 Services Purchasing Agreement”	the services purchasing agreement entered into by Shenzhen OneConnect and Ping An, details of which are set out in the Listing Document

“2023 Services Purchasing Agreement”	the services purchasing agreement entered into by Shenzhen OneConnect and Ping An on February 10, 2023

“%”	per cent

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, February 10, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen and Ms. Rong Chen as the executive directors, Ms. Sin Yin Tan, Ms. Xin Fu, Mr. Wenwei Dou, Ms. Wenjun Wang and Mr. Min Zhu as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.